Exhibit 99.1

Alcobra Updates on its Review of Strategic Alternatives

TEL AVIV, Israel, June 23, 2017 -- Alcobra Ltd. (Nasdaq: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat significant unmet clinical needs, today announced that its Board of Directors is conducting a process to explore and review a range of strategic alternatives focused on maximizing stockholder value from its development assets and cash resources. Alcobra has engaged Ladenburg Thalmann & Co. Inc. to act as its strategic financial advisor for this process. In conjunction with the exploration of strategic alternatives, the Company also intends to streamline its operations in order to preserve its capital and cash resources.

Alcobra’s Board has established a Special Committee to explore and evaluate strategic alternatives. Potential strategic alternatives that may be explored or evaluated as part of this process include the potential for an acquisition, merger, business combination or other strategic transaction involving the Company. There can be no assurance, however, that this process will result in any such transaction.

The Company is continuing to assess the best path forward for its Abuse-Deterrent Amphetamine Immediate-Release (ADAIR) and Metadoxine Extended Release (MDX) clinical programs.

About Alcobra

Alcobra Ltd. is an emerging pharmaceutical company primarily focused on the development and commercialization of medications to treat significant unmet medical needs. For more information, please visit the company's website, www.alcobra-pharma.com, the content of which is not incorporated herein by reference.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on the Company's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of the Company could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the strategic review process the Company is undergoing, streamlining operations in order to preserve capital and assessing the best path forward for ADAIR. The forward-looking statements contained or implied in this press release are subject to risks and uncertainties, including those discussed under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2016, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, the Company disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.

Contact

Investor Contacts

Alcobra Investor Relations

IR@alcobra-pharma.com